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                                                              Exhibit 99(b)
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                                  RESOLUTION
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        WHEREAS, the Board of Directors of the Company has determined that disclosure at this point with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the instructions to Item 7(a)(1), (2), (3) or (4) of Schedule 14D-9 might jeopardize the continuation of any discussions or negotiations that the Company may conduct.

        RESOLVED, the officers of the Company are hereby instructed not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement relating thereto has been reached.





373/10226HCA.RES